Strictly Private & Confidential

January 3, 2025

Urgent - acceptance required by
5:00 pm on January 10, 2025 (Boston time)

SUBSCRIPTION AGREEMENT

Private Placement of Ordinary Shares of Radiopharm Theranostics Limited

Lantheus Omega, LLC
201 Burlington Road
Bedford, MA 01739
USA

1. Introduction

Radiopharm Theranostics Limited, an Australian company (the "Company") listed on the Australian Securities Exchange ("ASX") and Nasdaq, is pleased to invite Lantheus Omega, LLC ("you"), a wholly-owned subsidiary of Lantheus Holdings, Inc., to participate in a private placement (the "Placement") of 133,333,333 new fully paid ordinary shares in the Company (the "New Shares"), at an issue price of A$0.06 per ordinary share, to raise aggregate gross proceeds of US$5 million.

The New Shares will be issued without shareholder approval under the Company's available placement capacity under ASX Listing Rule 7.1 and/or Rule 7.1A and will be issued upon payment by you.

2. Offer

You are offered to participate in the Placement, subject to the terms set out below in this Agreement. Please complete and return the Confirmation Letter, attached as Annexure A, by 5:00 pm (Boston time) on January 10, 2025, indicating the number of New Shares you agree to purchase under the Placement.

Your payment in respect of the New Shares allocated to you is to be made in clear funds to the account specified in paragraph 15 of this Agreement and must be received by the Company by no later than January 14, 2025 Boston time (the "Closing Date"). Share allotment will be made within seven days of receiving the cleared funds.

To facilitate settlement of your allotment of New Shares, please also complete and return the Registration Details in Annexure A to the Company at your earliest convenience and in any event by no later than 5:00 pm Boston time on January 14, 2025.

The Company shall issue the New Shares to you on the Closing Date subject to the conditions set out in paragraph 4 below, including receipt of your payment in respect of the New Shares in clear funds.

The Placement of New Shares replaces the 149,925,040 options, with an exercise price of A$0.05 per share, that the Company issued to you in August 2024 with a 6-month expiry date. The parties agree that such options shall be null and void upon completion of the Placement.

3. Use of Proceeds

The Company intends to use the net proceeds from the Placement to support its clinical trial pipeline and otherwise for general working capital for the Company.

4. Conditions of the Placement

If the Company does not receive payment in accordance with this Agreement, then the Company may, at its discretion, terminate this Agreement by written notice to you, without prejudice to its other rights and remedies.

5. Rights Attaching to the New Shares

Upon their issuance, the New Shares will rank *pari passu* in all respects with the existing ordinary shares in the Company.

6. Offer Personal

The offer of New Shares to you on the terms and conditions set out in this Agreement and the agreement arising from your acceptance of the offer is personal to you and (other than by nominating an associated entity to be the recipient of the New Shares in the Registration Details, in which case any reference to "you" or "your" in this Agreement includes that nominated associated entity) you may not prior to settlement of the Placement assign, transfer, or in any other manner, deal with the New Shares, or your rights or obligations under this Agreement, without the prior written agreement of the Company.

7. Acceptance Binding

You agree to be bound by this Agreement, as evidenced by your execution of the Confirmation Letter, notwithstanding any changes to the anticipated timetable.

8. Restricted Trading of New Shares in the United States

The New Shares have not been, and will not be, registered under the U.S. Securities Act of 1933 or the securities laws of any state and may not be offered or sold except in transactions exempt from, or not subject to, the registration requirements of the Securities Act and any applicable state securities laws.

The New Shares are "restricted securities" as defined in Rule 144(a)(3) under the Securities Act. If you decide to offer, sell, pledge or otherwise transfer all or any part of the New Shares, you acknowledge and agree that they may be offered, sold, pledged or otherwise transferred only:

(a) to the Company, subject to compliance with applicable laws;

(b) outside the United States in accordance with Rule 904 of Regulation S under the Securities Act, including in regular brokered transactions on the ASX;

(c) in accordance with Rule 144A under the Securities Act;

(d) pursuant to another exemption from registration under the Securities Act; and

(e) in each case, in compliance with any applicable state securities laws of the United States, after, in the case of proposed transfers under sub-paragraph (d) above, you have furnished to the Company an opinion of counsel of recognized standing or other evidence reasonably satisfactory to the Company to the effect that the proposed transfer may be made without registration under the Securities Act and any applicable state securities laws.

In particular, you will not deposit any New Shares in the Company's American Depositary Receipt program until such time as such shares are no longer "restricted securities" within the meaning of Rule 144(a)(3) of the Securities Act.

9. Representations, Warranties and Agreements of the Purchaser

By accepting this offer of New Shares, you represent, warrant, undertake and agree for the benefit of the Company that:

(a) You are an institutional or corporate accredited investor within the meaning of Rule 501(a)(1), (2), (3), (7), (8), (9) or (12) under the Securities Act;

(b) You are not acquiring the New Shares with the purpose of selling or transferring the New Shares, or granting, issuing or transferring interests in them in violation of any applicable securities laws.

(c) You are aware that publicly available information about the Company and its securities can be obtained from the ASX (its website at www.asx.com.au), the US Securities and Exchange Commission (its website at www.sec.gov) and the Company.

(d) You have had access to all information that you believe is necessary or appropriate in connection with your acquisition of the New Shares.

(e) You have had an opportunity to ask questions of management of the Company and discuss the Company's business, management and financial affairs with its management.

(f) You are not subscribing for the New Shares as a result of or subsequent to any advertisement, article, notice or other communication, published in any newspaper, magazine or similar media or broadcast over television, radio, or the internet, or presented at any seminar or meeting, or any solicitation of a subscription by a person not previously known to you in connection with investments in securities generally.

(g) You have made and relied upon your own assessment of securities of the Company and have conducted your own investigations with respect to the New Shares including, without limitation, the particular tax consequences of acquiring, owning or disposing of the New Shares in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

(h) You understand that the Company may be a "passive foreign investment company" (as defined in section 1297 of the US Internal Revenue Code).

(i) You have not relied on any investigation that the Company or any persons acting on its behalf may have conducted with respect to the New Shares.

(j) You acknowledge that this Agreement does not constitute a securities recommendation and that the Company has not had regard to your particular objectives, financial situation and needs.

(k) You acknowledge that an investment in the New Shares involves a degree of risk.

(l) You have such knowledge and experience in financial and business matters that you are capable of evaluating the merits and risks of a purchase of the New Shares.

(m) You have the financial ability to bear the economic risk of the investment in the New Shares.

(n) You acknowledge that no disclosure document has been prepared in connection with the Placement and the issue of the New Shares.

(o) The issue of the New Shares will not result in you (nor any of your "associates", as that term is defined in the Corporations Act) obtaining a relevant interest in more than 20% of the voting securities of the Company in breach of the Australian Corporations Act.

(p) You agree to accept any New Shares issued to you on the terms set out in this Agreement and subject to the Company's constitution.

10. Representations, Warranties and Agreements of the Company

The Company represents, warrants and covenants as follows:

(a) ***Non-public Material Information***. As soon as possible following the allocation of New Shares in the Placement, the Company will issue a press release regarding the Placement via an announcement to the ASX. After issuance of such press release, the Company warrants that you will not be in possession of any material non-public information respecting the Company by virtue of the execution of this the Confirmation Letter. Further, except with respect to the material terms and conditions of the transactions contemplated by this Agreement, the Company covenants and agrees that neither it, nor any other person acting on its behalf will provide the undersigned or its agents or counsel with any information that constitutes, or the Company reasonably believes constitutes, material non-public information, unless prior thereto the undersigned shall have consented to the receipt of such information and agreed with the Company to keep such information confidential. The Company understands and confirms that the undersigned shall be relying on the foregoing covenant in effecting transactions in securities of the Company. In addition, effective upon the filing of the press release, the Company acknowledges and agrees that any and all confidentiality or similar obligations under any agreement, whether written or oral, between the Company or any of its officers, directors, affiliates, employees or agents, on the one hand, and you or any of your affiliates, on the other hand, shall terminate.

(b) ***Confidentiality***. To the extent that the Company, any of its subsidiaries or any of their respective officers, directors, affiliates, employees or agents delivers any material, non-public information to you or any of your affiliates without your consent, the Company agrees that, to the extent permitted by law, you shall not have any duty of confidentiality to the Company, any of its subsidiaries or any of their respective officers, directors, affiliates, employees or agents or any duty not to trade on the basis of such material, non-public information.

(c) ***Cleansing Notice***. The New Shares will be in a class of securities listed on the ASX. Upon issuing any of the New Shares, the Company will immediately make application to ASX for

official quotation of those New Shares and will lodge with ASX such other documents as are required for those shares to be freely tradeable on ASX without restriction (including issuing a cleansing notice in accordance with section 708A(5)(e) of the Corporations Act which complies with the requirements of section 708A(6) of the Corporations Act ("Cleansing Notice")) within one business day (on which ASX is operating) of being issued. If the Company is unable to issue a Cleansing Notice, it must instead issue and lodge a prospectus in compliance with the requirements of section 708A(11) of the Corporations Act.

(d) ***Hedging and trading activities***. The Company understands and acknowledges that you may engage in hedging and/or trading activities at various times during the period that the New Shares are outstanding to the extent such trading and hedging activities are in compliance with all applicable securities, and such hedging and/or trading activities, if any, can reduce the value of the existing security holders' equity interests in the Company both at and after the time the hedging and/or trading activities are being conducted. The Company acknowledges that, to the extent such hedging and/or trading activities are in compliance with all applicable securities laws, they do not constitute a breach of this Agreement.

(e) ***Disclosure Materials***. Any document that the Company lodges with the ASX in connection with the Placement, together with all other documents that the Company has previously lodged with ASX, will not as of the date of this Agreement or the settlement date for the Placement, contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(f) ***Organization; Qualification***. The Company is a corporation duly organized, validly existing and, in jurisdictions where such concept is recognized and has all requisite corporate power and authority to own, license, use, lease and operate its assets and properties and to carry on its business as it is now being conducted and as currently proposed by management to be conducted.

(g) ***Authority***. The Company has all requisite corporate power and authority to execute and deliver this Agreement and to perform and consummate the transaction contemplated by this Agreement. This Agreement has been duly executed and delivered by the Company and constitute a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general principles of equity.

(h) ***Consents and Approvals.***

(i) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the actions contemplated herein do not and will not require any filing or registration with, notification to, or authorization, permit, consent or approval of, or other action by or in respect of, any foreign, domestic, state or local governmental body, self-regulatory organization, court, agency, commission, official or regulatory or other authority other than:

(A) the regulatory filings referred to herein; and

(B) compliance with the rules and regulations of the ASX and the SEC.

(ii) The execution, delivery and performance by the Company of this Agreement will not:

(A) conflict with or result in any breach of any provision of the Company's constitution; or

(B) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default under, or give rise to any right of termination, amendment, cancellation or acceleration or the creation or acceleration of any right or obligation under, or result in the creation of any encumbrance upon, any of the properties or assets of the Company under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, loan, credit agreement, lease, license, permit, concession, contract, agreement or other instrument, understanding or obligation, whether written or oral, to which the Company is a party or by which any of its properties or assets may be bound; or

(C) violate any judgment, order, writ, preliminary or permanent injunction or decree or any Australian law applicable to the Company, or any of its properties or assets, except in the case of clauses (B) and (C) for violations, breaches, defaults, terminations, amendments, cancellations or accelerations that would not have a material adverse effect on the Company.

(i) ***Absence of Certain Changes or Events.*** Since its most recent annual report to the date of this Agreement, the business of the Company has been conducted in all material respects in the ordinary course, consistent with past practice and there has been no material adverse change in the financial condition, business, or operations of the Company, except as disclosed in the Company's filings. Without limiting the foregoing, since its most recent annual report to the date of this Agreement, there has not occurred any damage, destruction or loss (whether or not covered by insurance) of any material asset of the Company or any of its subsidiaries which materially affects the use thereof, and the Company has not defaulted on any material agreement to which it is bound.

(j) ***Litigation.*** Except as disclosed in the Company's public filings, as of the date of this Agreement, there is no suit, claim, action, proceeding or investigation pending before any court, regulatory agency or authority, or governmental agency (each, a "Governmental Authority") or arbitrator or that is, to the knowledge of the Company, threatened by or against the Company that seeks to enjoin any activities of the Company. The Company is not subject to:

(i) any outstanding order, writ, judgment, decree or injunction of, or settlement with, any Governmental Authority; or

(ii) engaged in any suit, claim, action or proceeding to recover monies due to it or for damages or losses sustained by it that, if the Company failed to collect such monies due it, would have a material adverse effect on it.

(k) ***Compliance with Applicable Law.*** As at the date of this Agreement, the Company holds all permits, licenses, authorizations, certificates, variances, exemptions, orders and approvals of all governmental authorities necessary for the lawful conduct of its business as presently conducted and to its assets and properties except for failures to hold any such permits that would not have a material adverse effect on the Company.

(l) ***Taxes.*** Except as disclosed in its publicly filed documents, as at the date of this Agreement, the Company has filed, or has caused to be filed on its behalf, all material Australian and other foreign returns, estimates, declarations, information statements and reports relating to taxes ("Returns") required to be filed by the Company with any tax authority, and such Returns are true and correct in all material respects. The Company and each of its subsidiaries have paid all material taxes shown on such Returns that are due.

(m) ***Insurance.*** As at the date of this Agreement, the Company maintains all policies of insurance that are required by applicable law and contracts relating to the Company. The insurance policies, to the knowledge of the Company:

(i) have been issued by insurers which are reputable and financially sound;

(ii) provide coverage for the operations conducted by the Company of a scope and coverage which the directors of the Company believe to be adequate; and

(iii) are in full force and effect.

(n) ***Disclosure.*** As at the date of this Agreement, there has been no material failure by the Company to comply with its periodic disclosure obligations (except as announced to ASX) and continuous disclosure obligations under the ASX Listing Rules and the Corporations Act.

11. Governing Law and Jurisdiction

This Agreement between the Company and you arising out of your acceptance of the terms of this offer shall be governed by the laws of the State of Victoria. Both parties agree that all disputes arising hereunder shall be submitted to courts sitting in Victoria.

12. Entire Agreement

Subject to this paragraph, upon acceptance of the offer by you the terms contained in this Agreement including, without limitation the Confirmation Letter and Registration Details (Annexure A), constitute the entire agreement between the Company and you as to the Placement to the exclusion of all prior representations, understandings and agreements between the Company and you. Any variation of the terms of this Agreement must be in writing signed by the Company and you. However, the foregoing does not affect the enforceability of your commitment not to withdraw or amend your acceptance of the offer of New Shares and to be bound to subscribe for New Shares allocated to you.

13. Notices

Any notice to be given relating to the offer of New Shares or your acceptance of the Placement may be sent electronically to the fax number or e-mail address of the party to whom the notice is sent (as notified to the other party in writing) and will be deemed to have been given upon the successful transmission to the applicable e-mail address so long as an automatically generate message of delivery failure is not received by the sender.

In addition, any notice and service of process shall be deemed to have been duly given upon receipt if personally delivered, sent by overnight courier or mailed:

(a) if to the Investor, addressed to investor at the address set forth in the attached Confirmation Letter

(b) if to the Company, addressed to:

Radiopharm Theranostics Limited
Attention: Phillip Hains, Director and Company Secretary
Level 3, 62 Lygon Street
Carlton, VIC 3053
Australia
email: *[***]*

14. Confirmation Letter and Registration Details

In order to confirm your participation in the Placement, you must execute and deliver a fully completed Confirmation Letter (in the form attached in Annexure A), which incorporates by reference the representations, warranties, undertakings and agreements set out in this Agreement. The executed Confirmation Letter is taken to be an application to subscribe (if relevant on behalf of your settlement nominee) for the New Shares.

In order to facilitate the registration of the New Shares, and as a condition of the issue of the New Shares, you agree to complete and return the Registration Details in Annexure A.

15. Settlement

You will be required to make full payment for your allocation of the New Shares to:

Bank:	*[***]*
Account Number:	*[***]*
Account Name:	*[***]*
Swift:	*[***]*
Bank address:	*[***]*
Reference:	Placement of RAD shares to Lantheus

Any questions relating to settlement should be directed to Phillip Hains, Company Secretary of the Company, at email *[***]* or by telephone on *[***]*.

Yours faithfully,

Executed by **Radiopharm Theranostics Limited**

/s/ Riccardo Canevari
Riccardo Canevari
Director and Chief Executive Officer

Annexure A

Confirmation Letter

Reply to: Riccardo Canevari, CEO, Radiopharm Theranostics Limited
Email: *[***]*

Commitment to acquire Ordinary Shares

We refer to the Subscription Agreement, dated January 3, 2025, with Radiopharm Theranostics Limited.

We confirm our irrevocable and unconditional undertaking to subscribe for our allocation upon the terms and conditions set out in the Agreement:

	Number of Shares	Total Subscription Amount in US$
Allocation	133,333,333	US$5,000,000

In connection with our participation as set out above, the undersigned hereby confirms (for the benefit of the Radiopharm Theranostics Limited) the various representations, warranties and agreements contained in the Subscription Agreement.

Please note the following details:

Investor (full legal name): Lantheus Omega, LLC

Contact Name: Daniel Niedzwiecki

Address: 201 Burlington Road, South Building, Bedford, MA 01730

Email: *[***]*

Phone: *[***]*

Details of Authorized Signatory

Signature: /s/ Brian Markison Date: 1/8/2025

Name: Brian Markison

Title: Chief Executive Officer

This Confirmation Letter must be emailed to [***]
by no later than 5:00 pm (Boston time) January 10, 2025

Registration Details

Subject to terms and conditions of the Subscription Agreement, the Investor named in the Confirmation Letter directs Radiopharm Theranostics Limited to register the allocated Shares as follows:

(Please complete the following information for settlement using more copies of this form for separate fund & payments).

Australian agent details (if any)

Agent Name: ______________________________

Agent Bic Code: ______________________________

Agent Chess account: ______________________________

Account name of beneficiary: Lantheus Omega LLC______________________________

Account number of beneficiary: ______________________________

Bic code of beneficiary: ______________________________

Investor contact for payments Phone *[***]*______________________________
(include country & area codes)

Email *[***]*______________________________

Investor contact for Settlement Phone *[***]*______________________________
(include country & area codes)

Email *[***]*______________________________

Settlement Contact Details (please provide details of your settlement person's name and contact numbers):

Contact Name: Stacy Donohoe______________________________
(Print)

Email: *[***]*______________________________
(Print)

Telephone: *[***]*______________________________ **Facsimile**:______________________________
(include country & area codes)

All settlement enquiries are to be directed to to Phillip Hains, Company Secretary of the Company, at email *[***]* or by telephone on *[***]*.